LINKLATERS

LINKLATERS & ALLIANCE

One Silk Street London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222
Group 4 FAX: (44-20) 7374 9318
DX Box Number 10 CDE

02042372

Direct Line (020) 7456 3384
Direct Fax (020) 7456 2222
e-mail deborah.smith@linklaters.com

SUPPL

June 26, 2002

Our ref
Your ref

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED JUL - 2 2002 WASH. D.C. 154

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on June 25, 2002. This press release has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This document is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, it serves as the English version of that filing.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

Deborah Smith

dlw 7/5

cc: Jan Gustavsson (*Coca-Cola HBC*)

//

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

Share Capital Increase

The Annual General Meeting of Shareholders of the company, held on 20 May 2002, resolved *inter alia* to increase the share capital of the company by the amount of €2,366,685.96 through the capitalisation of amounts which resulted from the revaluation of the company's land and buildings pursuant to articles 20 to 27 of Law 2065/92 by increase of the nominal value of the company's shares from €0.30 to €0.31. Thus, the share capital of the company amounts to €73,367,264.76 and is divided into 236,668,596 ordinary bearer shares of a nominal value of €0.31 each.

The above share capital increase was approved by decision of the Ministry of Development no. K2-7487/14.6.2002. The Board of Directors of the Athens Stock Exchange was informed of the above share capital increase and of the nominal value of its shares at its meeting on 21 June 2002.

Thus, as of Thursday 27 June 2002, shares in the company will be traded on the Athens Stock Exchange with a nominal value of €0.31 each.

25 June 2002

ENQUIRIES:

Coca-Cola HBC **Tel: + 30 10 618 3100**
Melina Androutsopoulou, *Investor Relations Director* Email: melina.androutsopoulou@cchbc.com

Gavin Bell, *Investor Relations* **Tel: +1 609 688 8561**
Email: gavinbellcfa@aol.com

College Hill **Tel: +44 (0) 20 7457 2020**
Tony Friend Email: tony.friend@collegehill.com
Gareth David Email: gareth.david@collegehill.com

Edelman (Sydney) **Tel: +61 29 241 3131**
Yves Noldus

Capital Link **Tel: +1 212 661 7566**
Pamela O'Brien Email: obrien@capitallink.com
Andreas Marathovouniotis Email: marathis@capitallink.com